[BRIGHAM EXPLORATION LETTERHEAD]
June 23, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Mellissa Duru

Re:	Brigham Exploration Company Registration Statement on Form S-3 File No. 333-131881
Dear Ms. Duru:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Brigham Exploration Company (the “Registrant”) hereby requests that the Securities and Exchange Commission (“Commission”) take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 so that it becomes effective at 10:00 a.m., Eastern Time, on June 27, 2006, or as soon thereafter as practicable.
     The Registrant acknowledges that:
•	should the Commission or staff, acting pursuant delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please address any questions or comments with respect to this request to our counsel, Thompson & Knight LLP by contacting Kari Potts (telephone: (512) 469-6158; facsimile (512) 482-5055).

Very truly yours, BRIGHAM EXPLORATION COMPANY
By:	/s/ Eugene B. Shepherd, Jr.
Eugene B. Shepherd, Jr.
Chief Financial Officer